TRANSGLOBE ENERGY CORPORATION ANNOUNCES ITS

2022 CAPITAL BUDGET & 2022 PRODUCTION GUIDANCE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 27, 2022 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its 2022 capital budget and production guidance.  All dollar values are expressed in US dollars unless otherwise stated.

2022 BUDGET HIGHLIGHTS

•	2022 capital budget of $57.7MM (before capitalized G&A);
o	Egypt $33.1MM
o	Canada $24.6MM
•	Investment is spread evenly throughout the year and 2022 average production guidance is set at 12.4 to 13.4 MBoepd with a midpoint of 12.9 MBoepd:
o	Egypt 10.0 – 10.8 MBopd;
o	Canada 2.4 – 2.6 MBoepd;
o	Company expects exit production to be in the range of 12.8 to 14.2 MBoepd, representing a year over year increase of approximately 12% over December 2021 production based on the midpoint of guidancef
•	The 2022 drilling program includes 17 Egypt wells and 7 Canadian Cardium wells in South Harmattan, all 100% WI.
•

*The Company anticipates field operating netbacks for 2022 of $26/Bbl in Egypt Eastern Desert, at an average Brent price of $80/Bbl, and of $33/Boe in Canada, at an average WTI price of $75/Bbl and AECO price of CAD$2/MCF.

*Field operating netback is a "supplementary financial measure" as such term is defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) and is calculated as petroleum and natural gas sales (net of royalties), less taxes and production and operating expenses. For further information see "Field Operating Netback per Bbl and Boe Calculations", "Oil and Gas Advisories" and "Financial Measures Advisories" in this news release.

Randy Neely, President & CEO’s Statement

“With the agreement to merge our Eastern Desert concessions executed, and recent commodity price improvements, the Company is rapidly moving forward to increase investment in Egypt and Canada to support our growth plans in both countries.  In Egypt, the focus will be chiefly on maintaining / growing production in the Eastern Desert while we work to further mature our contingent resource portfolio through the drilling of our first horizontal multi-stage completion wells. In Canada, the focus will be on developing our South Harmattan acreage, following on from our very successful 2021 drilling program, and continuing to expand the discovered resource base. Our 2022 budget underlines the confidence we have in the potential of the TransGlobe portfolio.  With the much improved terms in the Eastern Desert, expectation of continued strong oil prices, and the realization of the amounts owing from the effective date adjustment on the consolidation of the Eastern Desert concessions, the Company expects to revisit its dividend policy in the near term.”

2022 CAPITAL GUIDANCE

The Company’s 2022 capital program of $57.7MM (before capitalized G&A) includes $33.1MM for Egypt and $24.6MM for Canada.  The 2022 Plan was prepared to focus on value accretive projects within the Company’s portfolio, maximize free cash flow to direct at future value growth opportunities, to increase the Company’s production base and to allow the Company to revisit its dividend policy.

Egypt

As announced on January 20, 2022, the Company has executed its agreement (the “Agreement”) with the Egyptian General Petroleum Corporation (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. An official signing ceremony with the Minister of Petroleum and Mineral Resources was held on January 19, 2022. The Agreement consolidates the three existing producing concessions in the Eastern Desert which, in December 2021, had a combined average production of 9,394 Bopd (8,590 Bopd Heavy Crude; 803 Bopd Light and Medium Crude).

The Agreement is effective as of February 1, 2020, and, as such, there will be an effective date adjustment owed to the Company for the difference in the historic commercial terms and the revised commercial terms applied against the production since the effective date.  The quantum of the effective date adjustment is expected to be finalized with EGPC in the coming months. The Agreement has a 40% cost recovery limit and a variable profit share. Detailed commercial terms of the Agreement are presented at the end of this release.

The 2022 $33.1MM Egypt capital program is predominantly weighted towards 13 development wells within the Eastern Desert, including two Arta Nukhul horizontal multi-stage completion wells. Additionally, two exploration wells are planned for the second half of the year along with a further two water injection wells, bringing the total planned number of wells in Egypt to 17. The Egypt capital program includes $12.6MM of other spending, of which half relates to materials, including long-lead capital items which are expected to provide continuity into 2023. With the finalization of the concession agreement, the primary focus of the 2022 Egypt plan is to accelerate the exploitation of the Company’s Eastern Desert acreage while optimising the potential of modern, horizontal multi-stage completion wells in accessing the Company’s contingent resource base.

The 13 well development program, already underway, consists of nine vertical development wells in K-field, the two previously mentioned horizontal wells in Arta field, and two further vertical wells in Arta field.

Egypt production is expected to average between 10.0 and 10.8 MBopd for the year.

Canada

The $24.6MM Canada program consists of drilling seven (seven net) horizontal wells all targeting the Cardium light oil resource at South Harmattan along with additional maintenance/development capital.  The Cardium drilling program in 2022 consists of six 1-mile and one 2-mile wells. Two of these wells are expected to be drilled in Q1 2022. The remaining five wells are expected to be drilled in late June through August, and all wells are expected to be completed and brought onstream in late summer to early fall 2022.

Canada production is expected to average between 2.4 and 2.6 MBoepd for the year.

Detailed Capital Plan

The approved 2022 capital program is summarized in the following table:

	TransGlobe Net Capital (US$MM)				Gross Well Count
	Development		Exploration	Total Capex[2]	New Drills			Total Wells
	Wells	Other[1]	Wells		Dev	Expl	Inj
Eastern Desert	18.9	12.4	1.6	32.9	13	2	2	17
South Ghazalat	-	0.2	-	0.2	-	-		-
Egypt	18.9	12.6	1.6	33.1	13	2	2	17
Canada	21.1	3.5	-	24.6	7			7
Total	40.0	16.1	1.6	57.7	20	2	2	24
1.	Other includes completions, workovers, recompletions and equipping, and HSE capital.
2.	Table may not total due to rounding.

Field Operating Netback per Bbl and Boe Calculations1

2022	Volume (Bbl/Boe)	Sales Price ($)	Petroleum and natural gas sales, net of royalties(2)(3) ($)	Production and Operating Expenses(3) ($)	Field Operating Netback(7) ($)
Egypt Eastern Desert
Oil	1.00 Bbl	$74[4]	$42	$15	$26

Canada
Light Oil	0.42 Bbl	$70[5]	$27	$3	$24
Natural Gas Liquids	0.29 Bbl	$47	$12	$2	$10
Natural Gas	0.29 Boe	$10[6]	$1	$2	-$1
Combination	1.00 Boe		$41	$8	$33

1.	The petroleum and natural gas sales, royalties, taxes and production and operating expenses are estimated based on the mid-point of the production guidance given for each of Egypt and Canada.
2.	Royalties for Egypt includes taxes. TransGlobe's share of all Egyptian taxes and royalties are paid out of the Egyptian government's share of production.
3.	Supplementary financial measure. See “Financial Measures Advisories”.
4.	$80/ Bbl Brent less $6/ Bbl discount.
5.	$75/ Bbl WTI less $5/ Bbl discount.
6.	AECO price estimate of CAD$2.00/MCF, multiplied by six and adjusted for the US/CAD exchange rate of 1.26.
7.

Field operating netback is a "supplementary financial measure" as such term is defined in NI 52-112. For further information see "Oil and Gas Advisories" and "Financial Measures Advisories" in this news release.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well; the Company’s anticipated 2022 capital budget; the Company's anticipated 2022 production, including the allocation of such production between development and exploration wells and other spending; the Company’s anticipated exit production rates; the Company’s expectations that it will increase investments and growth in Egypt and Canada; the Company's , strategy and focus in 2022, including the drilling of wells and growing production; the Company’s plans to maximize free cash flow, to increase the Company’s production base and to allow the Company to revisit it’s dividend policy; the potential payments of dividends in the future; the number of and location of wells to be drilled by the Company in 2022 and the anticipated timing thereof; the focus of the Egypt 2022 capital program; the ability of the Company’s long-lead capital items to provide continuity into 2023; the expected timing of determining the effective date adjustment with EGPC under the Agreement; the anticipated netback to be generated by the Company’s Eastern Desert acreage and in Canada;  and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company’s estimated 2022 capital spending and production will be as anticipated and allocated in the manner described herein and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; the Company’s 2022 production in Egypt and Canada will be less than anticipated; the Company’s exit production rates will be less than anticipated; the Company will not increase investments and growth in Egypt and Canada; the Company will successfully drill less than the number of wells that it anticipates; the Company will be unable to maximize free cash flow and increase the Company’s production base; the Company does not revisit its dividend policy and does not pay dividends in the future; the amount and allocation of 2022 capital spending disclosed herein will be different than anticipated; the Company’s drilling plans and the anticipated timing thereof will be different than as disclosed herein; the Company’s long-lead capital items will not provide continuity into 2023; the netback generated by the Company’s Eastern Desert acreage will be less than anticipated; the netback generated in Canada is less than anticipated; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The Company's future dividend payments, if any, and the level thereof is uncertain. Any decision to implement a divided policy or pay dividends will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance that dividends will be paid in the future.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

This news release contains information that may be considered a financial outlook under applicable securities laws about the Company's anticipated capital expenditures for 2022 and the Company's petroleum and natural gas sales (net of royalties), less taxes and production and operating taxes disclosed under the heading "Field Operating Netback per Bbl and Boe Calculations" in this news release. Such financial information has been prepared by management to provide an outlook of the Company's financial results and activities and may not be appropriate for other purposes. This information has been prepared based on a number of assumptions, risk factors, limitations and qualifications including those discussed in this news release. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. The financial outlook contained in this news release was made as of January 27, 2022 and the Company disclaims any intent or obligation to update publicly the news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

This news release contains a number of oil and gas metrics, including field operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

Bblbarrel

Bopdbarrels of oil per day

Bpdbarrels per day

Boebarrel of oil equivalent

MBopdthousand barrels of oil per day

Boepdbarrels of oil equivalent per day

MBoepdthousand barrels of oil equivalent per day

MCFthousand cubic feet

WI working interest

Financial Measures Advisories

NI 52-112 defines a supplementary financial measure as a financial measure that: (i) is, or is intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of an entity; (ii) is not disclosed in the financial statements of the entity; (iii) is not a non-GAAP financial measure (as defined in NI 52-112); and (iv) is not a non-GAAP ratio (as defined in NI 52-112). The supplementary financial measures used in this press release are "field operating netback", "Petroleum and natural gas sales, net of royalties per Bbl" and "Production and operating expenses per Bbl and per Boe".  Field operating netback is calculated as set forth under the heading "Field Operating Netback per Bbl and Boe Calculations" in this news release. Such supplementary financial measure does not have a standardized meaning or a standard method of calculation and therefore such supplementary financial measure may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such measure has been included herein to provide readers with supplementary information to evaluate TransGlobe's operating results; however, such measure is a not reliable indicator of the future performance of TransGlobe and should not be relied upon. Petroleum and natural gas sales, net of royalties per Bbl is calculated as one Bbl multiplied by the estimated sales price net of royalties. Production and operating expenses per barrel is calculated by dividing the applicable aggregate expenses by the production (Bbl / Boe) in the applicable period.

Egypt Agreement Commercial Terms

The now finalized Agreement for TransGlobe’s Eastern Desert assets contains the following commercial terms with regard to cost recovery petroleum, profit oil and excess cost oil:

•	Cost recovery petroleum – expenditures shall be recovered out of 40% of all petroleum produced from the merged development area
•	Profit oil – 60% of all petroleum produced from the merged development area shall be split between the Company and EGPC on the following basis

Brent Price US$/Bbl	Crude Oil produced (Bopd)
	Less than or equal to 5,000 Bopd		More than 5,000 Bopd and less than or equal to 10,000 Bopd		More than 10,000 Bopd and less than or equal to 15,000 Bopd		More than 15,000 Bopd and less than or equal to 25,000 Bopd		More than 25,000 Bopd
	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %
Less than or equal to 40 US$	67	33	68	32	69	31	70	30	71	29
More than 40 US$ and less than or equal to 60 US$	68	32	69	31	70	30	71	29	72	28
More than 60 US$ and less than or equal to 80 US$	70	30	71	29	72	28	74	26	76	24
More than 80 US$ and less than or equal to 100 US$	72.5	27.5	73	27	74	26	76	24	78	22
More than 100 US$	75	25	76	24	77	23	78	22	80	20
•

Excess cost oil – In the event that the value of the cost recovery oil exceeds actual recoverable costs, the value of the excess cost oil shall be shared between the Company and EGPC with the Company receiving 15% of the excess and EGPC receiving 85%

•

Cost pools of $146 MM from the three historical concessions will be recoverable from total production from the effective date and eligible capital costs from the effective date will be recovered over four years.